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Kevin CHURCH
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TOTAL S.A.
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USA: Inauguration of the Sabine Pass LNG Regasification Terminal
Paris, April 21, 2008. The Sabine Pass liquefied natural gas (LNG) regasification terminal (Louisiana, on the Gulf of Mexico) built by Cheniere Energy, Inc. was inaugurated today.
Total is pleased that the terminal has now come on stream. The Group had reserved rights to 10 billion cubic meters a year in regasification capacity beginning in April 2009.
Capacity at the facility will be increased from a current 26 billion cubic meters per year to 40 billion after phase 2 is commissioned, making it the largest LNG terminal in the United States.
After opening the LNG terminals in Hazira, India in 2005 and Altamira, Mexico in 2006 and ahead of the commissioning of the terminals in South Hook, UK and Fos Cavaou, France, Total is pursuing its LNG strategy by developing access for its production in the world’s leading gas markets.
Total and Liquefied Natural Gas (LNG)
Total has entered into agreements to obtain long-term access to LNG regasification capacity on the three continents that are the largest consumers of natural gas: North America (United States and Mexico), Europe (France and the UK) and Asia (India), and is studying a plan for a terminal in Croatia. This diversified access to markets allows Total to develop new liquefaction projects, in particular in the Middle East and Africa, while strengthening its own LNG supply portfolio. In recent months, the Group has acquired stakes in the Brass LNG project in Nigeria, in the Ichthys LNG project in Australia and in the Qatargas 2 project in Qatar and signed a cooperation agreement with Gazprom to study the development of the first phase of the Shtokman field.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com